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As filed with the Securities and Exchange Commission on December 23, 2002

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
AMENDMENT NO. 1
(Rule 13e-4)
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

CIPRICO INC.
(Name of Subject Company (Issuer))

CIPRICO INC.
(Name of Filing Person (Offeror))

Certain Options Under the Ciprico Inc. 1999 Amended and Restated Stock Option Plan, as amended, to Purchase Common Stock, par value $0.01 per share, That Have an Exercise Price of $7.00 Per Share or Greater With Expiration Dates Beginning January 1, 2004
(Title of Class of Securities)

172529 10 9
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

Thomas S. Wargolet, Chief Financial Officer
17400 Medina Road, Suite 800
Plymouth, MN 55447
Telephone: (763) 551-4000
(Name, Address and Telephone Number of Persons Authorized to
Receive Notices and Communications on Behalf of Person(s) Filing Statement)

Copy to:

Melodie R. Rose
Fredrikson & Byron, P.A.
4000 Pillsbury Center
200 South Sixth Street
Minneapolis, MN 55402-1425
Telephone: (612) 492-7000

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee

$2,268,000	$454

        *Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 246,500 shares of common stock of Ciprico Inc. having a weighted average exercise price of $9.20 as of October 25, 2002, will be exchanged pursuant to this offer. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

        ☒ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$454
Form or Registration No.:	Schedule TO
Filing party:	Ciprico, Inc.
Date filed:	November 6, 2002

        ☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☐ third party tender offer subject to Rule 14d-1.
  ☒ issuer tender offer subject to Rule 13e-4.
  ☐ going-private transaction subject to Rule 13e-3.
  ☐ amendment to Schedule 13D under Rule 13d-2.

        Check the following box if the filing is a final amendment reporting the results of the tender offer. ☒

INTRODUCTORY STATEMENT

        This Final Amendment amends and supplements the Tender Offer Statement on Schedule TO ("Schedule TO") filed with the Securities and Exchange Commission on November 6, 2002 by Ciprico, Inc. (the "Company") relating to our offer to exchange all outstanding options to purchase shares of our common stock granted under the Ciprico Inc. 1999 Amended and Restated Stock Option Plan (the "Plan") that have an exercise price of $7.00 per share or more and will expire beginning January 1, 2004 (the "eligible options") and are held by option holders who have not received options after May 1, 2002 for new options we will grant under the Plan upon the terms and subject to the conditions in the Offer to Exchange dated November 5, 2002.

Item 4. Terms of the Transaction.

        Item 4 of the Schedule TO is hereby amended and supplemented to add the following:

        The Offer to Exchange expired at midnight, Eastern Time on December 4, 2002. Pursuant to the Offer to Exchange, the Company accepted for exchange options to purchase 159,500 shares of common stock, representing approximately 65% of the options that were eligible to be tendered in the offer. Upon the terms and subject to the conditions of the Offer to Exchange, the Company will grant options to purchase an aggregate of 127,600 shares of common stock for such tendered options during the 30-day period from and after the first business day which is at least six months and two days after the date we cancel the eligible options accepted for exchange.

SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

Dated: December 23, 2002
	By:	/s/ THOMAS S. WARGOLET Name: Thomas S. Wargolet Title: Chief Financial Officer

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INTRODUCTORY STATEMENT
SIGNATURES